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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                               (AMENDMENT NO. 2)
                             TENDER OFFER STATEMENT
                                     UNDER
                      SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                NEW FOCUS, INC.
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                      N/A*
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              KENNETH E. WESTRICK
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                NEW FOCUS, INC.
                              5215 HELLYER AVENUE
                        SAN JOSE, CALIFORNIA 95138-1001
                                 (408) 284-4700
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                   COMMUNICATIONS ON BEHALF OF FILING PERSON)

                                   COPIES TO:
                           ALISANDE M. ROZYNKO, ESQ.
                              MARGO M. EAKIN, ESQ.
                       WILSON SONSINI GOODRICH & ROSATI,
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

                           CALCULATION OF FILING FEE

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TRANSACTION VALUATION+                                            AMOUNT OF FILING FEE
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$18,115,113.................................................            $3,623.02
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

+ Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,037,072 shares of common stock of New Focus, Inc. having an aggregate value of approximately $18,115,113 as of May 30, 2001, will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                         AMOUNT PREVIOUSLY PAID: $3,623.02
                      FORM OR REGISTRATION NO.: SCHEDULE TO/I
                           FILING PARTY: NEW FOCUS, INC.
                             DATE FILED: JUNE 1, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     [ ] third party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
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* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 644383 10 1.

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     This Amendment No. 2 and Final Amendment amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 1, 2001, as amended June 13, 2001, to report the results of the tender offer.

ITEM 4. TERMS OF THE TRANSACTION.

     Item 4 is hereby amended and supplemented as follows:

     The offer expired at 9:00 p.m. PDT on June 29, 2001. The Company has accepted for exchange options to purchase an aggregate of 2,630,119 shares of Company common stock, representing approximately 97% of the options that were eligible to be tendered in the offer. Eight of the Company's Section 16 officers participated in the offer, tendering options exercisable for an aggregate of 776,200 shares in exchange for new options exercisable for an aggregate of 658,000 shares. The Company granted new options to purchase 696,292 shares of its common stock, representing 30% of the tendered options cancelled and eligible for new options, on July 2, 2001. Subject to the terms and conditions of the offer, the Company will grant additional new options to purchase an aggregate of 1,624,676 shares of its common stock, representing 70% of the tendered options, on or about January 3, 2002. The Company will promptly send each option holder whose options have been accepted for exchange a letter substantially in the form of Exhibit (a)(1)(J).

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to Schedule TO is true, complete and correct.

                                          NEW FOCUS, INC.

                                          By:   /s/ WILLIAM L. POTTS, JR.
                                            ------------------------------------
                                                   William L. Potts, Jr.
                                                Chief Financial Officer and
                                                          Secretary

Date: July 25, 2001

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                               INDEX TO EXHIBITS

  EXHIBIT
  NUMBER                             DESCRIPTION
  -------                            -----------
 *(a)(1)(A)  Pre-Offer Communication from President and Chief Executive
             Officer dated May 18, 2001.
**(a)(1)(B)  Offer to Exchange all Outstanding Options for New Options
             dated June 1, 2001.
**(a)(1)(C)  Memorandum from President and Chief Executive Officer to
             Employees dated June 1, 2001.
**(a)(1)(D)  Election Form.
**(a)(1)(E)  Notice to Change Election from Accept to Reject.
**(a)(1)(F)  Form of Promise to a Grant Stock Option.
**(a)(1)(G)  Form of Option Summary.
**(a)(1)(H)  Form of Confirmation of Election Form.
**(a)(1)(I)  Form of Confirmation of Notice to Change Election from
             Accept to Reject.
  (a)(1)(J)  Form of letter to Tendering Option Holders.
   **(d)(1)  New Focus, Inc. 2000 Stock Plan and form of agreement thereunder filed as Exhibit 10.2 to the Company's
             Registration Statement on Form S-1 declared effective on May
             17, 2000 and incorporated herein by reference.

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 * Incorporated by reference from the Schedule TO-C filed by the Company on May
   18, 2001.

** Incorporated by reference from the Schedule TO-I filed by the Company on June
   1, 2001.

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